July 25, 2011
VIA FEDEX
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549
ATTENTION:	Ms. Anne Nguyen Parker, Branch Chief Mr. Norman von Holtzendorff
RE:	NYTEX Energy Holdings, Inc. Registration Statement on Form S-1 Filed April 15, 2011 File No. 333-173559
Ladies and Gentlemen:
     With respect to the comments of the Staff to the captioned filings, on behalf of NYTEX Energy Holdings, Inc. (the “Company”) we submit the following proposed responses to your letter dated May 10, 2011. The captions and numbers set forth in this letter correspond to the captions and numbers included in the Staff’s letter of May 10, 2011.
COMMENT:
Calculation of Registration Fee
1.	We note that your registration fee table contains numerous blanks, including with respect to the amount of the registration fee. Please provide the required information and confirm whether you have paid the required fee.
RESPONSE:
We have revised the registration fee table in our Amendment No. 1 to Form S-1 filed July 13, 2011 to reflect the price per unit, aggregate offering price and amount of registration fee for each class of securities to be registered. We also paid the total registration fee of $6,170.53 on July 13, 2011.

COMMENT:
Undertakings, page II-4
2.	Please provide the undertaking contained in Item 512(h) of Regulation S-K or explain why you believe such undertaking is not required.
RESPONSE:
We have revised Item 17 (Undertakings), contained in Part II of our Amendment No. 1 to Form S-1 to include the undertaking contained in Item 512(h) of Regulation S-K.
     In addition to the responses to your letter dated May 10, 2011, we enclose hereto a redline showing the changes made to the Form S-1 filed April 15, 2011 that resulted in Amendment No. 1 to Form S-1 filed July 13, 2011 which changes also address your comments set forth in the Staff’s letter.
     We hope these responses address your comments. Please do not hesitate to call me at 972-770-4700 if you have any questions or comments regarding the foregoing. Thank you for your time and consideration in this matter.

Very truly yours,

Michael K. Galvis
President and CEO

Enclosure
cc:	Mr. Kevin Woltjen, Esq.